Exhibit 10.129

GUARANTY AGREEMENT

THIS AGREEMENT, dated as of the 19 day of January, 2004, by and between Southwall Europe GmbH, an entity incorporated in the State of Saxony, Germany (the "Guarantor"), and Teijin Limited, a Japanese company having its registered head office at Osaka Japan ("Teijin").

W I T N E S S E T H:

WHEREAS, Southwall Technologies Inc., a Delaware corporation ("Southwall"), has entered into the Guaranteed Loan Agreement dated January 19, 2004 pursuant to which it will repay an obligation of $1,268,827.08 to the Teijin over time in settlement and satisfaction of all debts owed by Southwall to the Teijin (the "Loan Agreement"); and

WHEREAS, the Loan Agreement will be beneficial to Guarantor inasmuch as Guarantor is currently a wholly-owned subsidiary of Southwall; and

WHEREAS, the obligation of Teijin to make the Loan Agreement is subject to the condition, among others, that the Guarantor shall execute and deliver this Guaranty Agreement;

NOW, THEREFORE, in consideration of the willingness of Teijin to make the Loan Agreement to Southwall, and for other good and valuable consideration, receipt of which is hereby acknowledged by the Guarantor, the Guarantor hereby agrees as follows:

1.   Guaranteed Obligations. The Guarantor does hereby irrevocably and unconditionally guarantee the due and punctual payment by Southwall according to the Payment Schedule of its obligations under the Loan Agreement (the "Guaranteed Obligations").

2.   Demand by Teijin. Upon failure by Southwall punctually to pay any Guaranteed Obligation when due, Teijin may make demand upon the Guarantor for the payment of such Guaranteed Obligation and the Guarantor binds and obliges itself to make such payment forthwith upon such demand.

3.   Waiver of Demands, Notices, Diligence, etc. The Guarantor hereby assents to all of the terms and conditions of the Guaranteed Obligations and waives: (a) demand for the payment of the principal of any Guaranteed Obligation or of any claim for interest or any part of any thereof (other than the demand provided for in section 2 hereof); (b) notice of the occurrence of a default or an event of default under any Guaranteed Obligation; (c) protest of the nonpayment of the principal of any Guaranteed Obligation or of any claim for interest or any part thereof; (d) notice of presentment, demand and protest; (e) notice of acceptance of any guaranty herein provided for or of the terms and provisions thereof or hereof by Teijin; (f) notice of any indulgences or extensions granted to Southwall or any successor to Southwall or any person or party which shall have assumed the obligations of Southwall; (g) any requirement of diligence or promptness on the part of Teijin in the enforcement of any of its rights under the provisions of

any Guaranteed Obligation or this Guaranty Agreement; (h) any enforcement of any Guaranteed Obligation; (i) any right which the Guarantor might have to require Teijin to proceed against Southwall or any other guarantor of the Guaranteed Obligations or to realize on any collateral security therefor; and (j) any and all notices of every kind and description which may be required to be given by any statute or rule of law in any jurisdiction. The waivers set forth in this section 3 shall be effective notwithstanding the fact that Southwall ceases to exist by reason of its liquidation, merger, consolidation or otherwise.

4. <u>Obligations of Guarantor Unconditional</u>. The obligations of the Guarantor under this Guaranty Agreement shall be unconditional, irrespective of the validity, regularity or enforceability of any Guaranteed Obligation, and shall not be affected by any action taken under any Guaranteed Obligation in the exercise of any right or remedy therein conferred, or by any failure or omission on the part of Teijin to enforce any right given thereunder or hereunder or any remedy conferred thereby or hereby, or by any waiver of any term, covenant, agreement or condition of any Guaranteed Obligation or this Guaranty Agreement, or by any release of any security or any other guaranty at any time existing for the benefit of any Guaranteed Obligation, or by the merger or consolidation of Southwall, or by sale, lease or transfer by Southwall to any person of any or all of its respective properties, or by any action of Teijin granting indulgence or extension to, or waiving or acquiescing in any default by, Southwall or any successor to Southwall or any person or party which shall have assumed its respective obligations, or by reason of any disability or other defense of Southwall or any successor to Southwall, or by any modification, alteration, or by any circumstance whatsoever (with or without notice to or knowledge of the Guarantor) which may or might in any manner or to any extent vary the risk of the Guarantor hereunder, it being the purpose and intent of the Guarantor that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment as herein provided, and then only to the extent of such payment.

5. <u>Subordination of Claims of Guarantor</u>. Any claims against Southwall to which the Guarantor may be or become entitled (including, without limitation, claims by subrogation or otherwise by reason of any payment or performance by the Guarantor in satisfaction and discharge, in whole or in part, of its obligations under this Guaranty Agreement) shall be and hereby are made subject and subordinate to the prior payment or performance in full of the Guaranteed Obligations.

6. <u>Reinstatement</u>. This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time any amount received by Teijin in respect of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by Teijin upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Southwall or the Guarantor or upon the appointment of an intervenor or conservator of, or trustee or similar official for, Southwall or the Guarantor or any substantial part of any of their respective properties, or otherwise, all as though said payments had not been made.

7. <u>Notices</u>. Except as otherwise provided herein, all notices to the Guarantor or Teijin shall be in writing and shall be deemed to have been sufficiently given or served for all purposes hereof if personally delivered or mailed by first class mail, postage prepaid, as follows:

(a)   if to the Guarantor:

Southwall Europe GmbH

_____

_____

_____

with a copy to:

Southwall Technologies Inc.
3975 East Bayshore Road
Palo Alto, CA 94304
Attn: Chief Executive Officer

(b)   if to Teijin:

Atn: General Manager
        Film Business Group, Teijin Limited
        1-1 ,Uchisaiwaicho 2-chome, Chiyoda-ku
        Tokyo 100-8585, Japan _____

or at such other address as the party to whom such notice or demand is directed may have designated in writing to the other party hereto. A notice shall be deemed to have been given upon the earlier to occur of (i) ten (10) days after the date on which it is deposited in the mail or (ii) receipt by the party to whom such notice is directed.

8   Notarial deed.   Immediately upon the execution of this Agreement, SEG shall execute and record in the appropriate office(s) in Germany a notarial deed memorializing the terms of this Agreement, in form and substance approved by Teijin in the exercise of its reasonable commercial judgment.

9. Transfer of SEG Business. SEG shall not sell, assign, transfer or otherwise dispose of any material portion of its business, or enter into any merger or other transaction involving a change of control over SEG, without first (a) giving Tejin not less than fifteen days prior written notice, and (b) providing Teijin with security or other assurances of the performance of SEG's obligations under this Agreement, in form and substance approved by Teijin in the exercise of its reasonable commercial judgment.

10.   Miscellaneous. This Guaranty Agreement shall inure to the benefit of and be binding upon Teijin and the Guarantor and their respective successors and assigns. In case any provision in this Guaranty Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. This Guaranty Agreement may be executed in any number of counterparts and

by the different parties hereto on separate counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

1 1.   <u>Governing Law</u>. This Guaranty Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of Germany

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IN WITNESS WHEREOF, the parties have executed this Guaranty Agreement as a sealed instrument as of the date first above written.

SOUTHWALL EUROPE GMBH

By_____
                                            (Title)

TEIJIN LIMITED

By_____
    Takashi Yamagishi
      Teijin Group Executive Officer
      Deputy General Manager
      Films Business Group   (Title)